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                                                                    Exhibit 99.3


                              ARRANGEMENT AGREEMENT

          THIS AMENDED AND RESTATED AGREEMENT made as of the 3rd day of May,
2006.

BETWEEN:

               CINRAM INTERNATIONAL INCOME FUND,
               a trust governed by the laws of the Province of Ontario

               (hereinafter referred to as the "FUND")

               -and-

               CII TRUST,
               a trust governed by the laws of the Province of Ontario

               (hereinafter referred to as the "TRUST")

               -and-

               CINRAM INTERNATIONAL GENERAL PARTNER INC., a corporation existing under the laws of the Province of Ontario

               (hereinafter referred to as the "HOLDING GP")

               -and-

               CINRAM INTERNATIONAL LIMITED PARTNERSHIP, a limited partnership existing under the laws of the Province of Manitoba

               (hereinafter referred to as the "HOLDING PARTNERSHIP")

               -and-

               CINRAM INTERNATIONAL INC.,
               a corporation existing under the laws of Canada

               (hereinafter referred to as "CINRAM")

               -and-

               CINRAM ACQUISITION INC.,
               a corporation existing under the laws of Canada

               (hereinafter referred to as "NEWCO")

               -and-

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               CINRAM INTERNATIONAL ULC,
               an unlimited liability corporation existing under the laws of the Province of Nova Scotia

               (hereinafter referred to as the "ULC")

               -and-

               CINRAM INTERNATIONAL LLC,
               a limited liability corporation existing under the laws of the State of Delaware

               (hereafter referred to as the "LLC")

     WHEREAS the board of directors of Cinram have approved and agreed to effect, subject to obtaining approval of Cinram's shareholders at the Meeting (as defined below), a statutory plan of arrangement under Section 192 of the Canada Business Corporations Act on the terms and conditions set out in this Agreement and the Plan of Arrangement annexed hereto as Exhibit 1;

     AND WHEREAS each of the Fund, the Trust, the Holding GP, the Holding Partnership, Newco, the ULC and the LLC has been established to participate in the Arrangement on the terms and conditions set forth herein;

     NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by each of the Parties to the others, the Parties covenant and agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

     In this Agreement the following terms have the following meanings, respectively:

"AFFILIATE" has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 Prospectus and Registration Exemptions, on the date hereof;

"AGREEMENT" means this agreement including the Exhibits hereto and all amendments made hereto;

"AMALCO" means the corporation to be formed as a result of the amalgamation of Cinram and Newco contemplated by the Plan of Arrangement and to be known as "Cinram International Inc.";

"AMALCO NOTES" means the one or more unsecured subordinated promissory notes issued by Amalco to the ULC pursuant to the Plan of Arrangement;

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"ARRANGEMENT" means the proposed arrangement under Section 192 of the CBCA on and subject to the terms and conditions set forth in the Plan of Arrangement and any supplement, modification or amendment thereto made in accordance with
Section 5.1;

"ARRANGEMENT FILINGS" has the meaning ascribed thereto in the Plan of Arrangement;

"ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Shareholders at the Meeting;

"AUTHORITY" means any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above;

"BUSINESS DAY" means a day, other than a Saturday, Sunday or statutory or civil holiday, when banks are generally open for the transaction of business in Toronto, Ontario;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended, including the regulations promulgated thereunder;

"CCHL" means Cinram Canadian Holdings Limited, a corporation formed under the federal laws of Canada;

"CINRAM FINANCE" means Cinram Finance, a general partnership formed under the laws of the State of Delaware, the sole partners of which are Cinram (with an ownership interest of 99.0%) and CCHL (with an ownership interest of 1.0%);

"CINRAM SHARES" means the common shares in the capital of Cinram;

"CLASS A HOLDING PARTNERSHIP UNITS" means the Class A limited partnership units of the Holding Partnership;

"CLOSING" means the completion of the transactions contemplated by this Agreement;

"COURT" means the Ontario Superior Court of Justice;

"CUSH" means Cinram (U.S.) Holding's Inc., a corporation existing under the laws of the State of Delaware;

"DIRECTOR" means the Director appointed under Section 260 of the CBCA;

"DISSENT RIGHTS" means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the Shares in respect of which the Shareholder dissents, all in accordance with Section 190 of the CBCA, subject to and as modified by the Interim Order and Article 4 of the Plan of Arrangement;

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"DISSENTING SHAREHOLDER" means a registered holder of Cinram Shares who exercises such registered holder's right to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA and
Section 4.1 of the Plan of Arrangement as described in the Information Circular;

"EFFECTIVE DATE" means the effective date on which the Arrangement Filings are duly filed pursuant to the CBCA and the Final Order;

"EFFECTIVE TIME" means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the CBCA and the Final Order;

"ENCUMBRANCE" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim and right of third parties to acquire or restrict the use of property;

"EXCHANGE AGREEMENT" means the exchange agreement to be entered into on the Effective Date substantially on the terms described in the Information Circular among the Fund, the Trust, the Holding Partnership, the Holding GP and each Person who from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;

"EXCHANGE RIGHTS" means the exchange rights set out in the Exchange Agreement and the limited partnership agreement governing the Holding Partnership;

"EXCHANGEABLE LP UNITS" means the Class B limited partnership units of the Holding Partnership;

"EXISTING SENIOR CREDIT FACILITY" means the term loans and revolving credit facility of Cinram, Cinram Finance and CUSH with a syndicate of financial institutions, in each case, pursuant to a credit agreement entered into October 24, 2003 between, among others, Cinram, Cinram Finance and CUSH, as borrowers, and such syndicate of financial institutions, as amended, extended, renewed, restated, supplemented or otherwise modified;

"FINAL ORDER" means the order of the Court approving the Arrangement under
Section 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"FUND DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006, governing the Fund, as the same may be amended and/or restated from time to time;

"FUND GROUP" means, collectively, the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco, the ULC, the LLC and their respective Affiliates;

"FUND OPTION" means an option granted pursuant to the Arrangement in exchange for an Option, entitling the holder thereof to purchase one Fund Unit for an exercise price per Fund Unit equal to the exercise price per Cinram Share under the exchanged Option;

"FUND UNIT" means a unit (other than a Special Voting Unit) authorized and issued under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

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"FUND UNITHOLDERS" means the holders of Fund Units from time to time;

"HOLDING GP SHARES" means the common shares in the capital of Holding GP;

"HOLDING PARTNERSHIP UNITS" means, collectively, the general partner interest in the Holding Partnership, Class A Holding Partnership Units and Exchangeable LP Units;

"INFORMATION CIRCULAR" means the management proxy circular of Cinram relating to the Arrangement to be sent to Shareholders in connection with the Meeting;

"INTERIM ORDER" means the interim order of the Court to be issued pursuant to the application referred to in Section 3.5 of this Agreement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"MEETING" means the annual and special meeting of holders of Cinram Shares, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought fit, approving the Arrangement and other matters set out in the notice of meeting accompanying the Information Circular;

"NEWCO SHARES" means the common shares in the capital of Newco;

"NEW CREDIT FACILITY" means the term loans and revolving credit facility of Amalco and one or more Amalco Subsidiaries with a syndicate of financial institutions, in each case, pursuant to a credit agreement to be entered into concurrent with the Closing, between, among others, Amalco, CUSH, Cinram Inc. and Ivy Hill Corporation, each as borrowers, and Cinram ULC, Cinram LLC, Amalco and each existing and subsequently acquired or organized Amalco Subsidiary (subject to certain exceptions to be agreed upon) as guarantors, and such syndicate of financial institutions;

"OPTIONS" means, collectively, the outstanding and unexpired options to acquire Cinram Shares issued pursuant to the Stock Option Incentive Plan;

"PARTIES" means, collectively, the Fund, Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC, and "PARTY" means any one of them;

"PERSON" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"PLAN OF ARRANGEMENT" means the plan of arrangement set out as Exhibit 1 hereto, as the same may be amended or supplemented from time to time in accordance with the terms thereof;

"POST-ARRANGEMENT TRANSACTIONS" means the transactions occurring after the implementation of the Plan of Arrangement, including transactions whereby Amalco will repay the Amalco Notes, and all of the interests in the LLC will be transferred to the ULC;

"PRE-ARRANGEMENT TRANSACTIONS" means the transactions to be carried out by Cinram and various of its Subsidiaries pursuant to which, among other things (and unless otherwise agreed to by the respective parties to the applicable Pre-Arrangement Transaction): (i) Cinram and Cinram Finance will repay all amounts owing by them, respectively, under the Existing Senior Credit Facility and Amalco and one or more of its Subsidiaries will borrow funds under the New Credit

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Facility; and (ii) the LLC will acquire indebtedness of CUSH and/or one or more of its Subsidiaries as evidenced by the US Note;

"SHAREHOLDERS" means the holders of Cinram Shares from time to time;

"SPECIAL VOTING UNITS" means the special voting units of the Fund received by the holders of Exchangeable LP Units (other than any member of the Fund Group) and authorized under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"STOCK OPTION INCENTIVE PLAN" means Cinram's stock option incentive plan approved by the Shareholders on June 23, 1994, as amended by the Shareholders on June 16, 2004;

"SUBSIDIARY" has the meaning ascribed thereto in Section 1.2 National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;

"TRUST DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006 governing the Trust, as the same may be amended and/or restated from time to time;

"TRUST UNIT" means a unit authorized and issued under the Trust Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"TRUSTEES" means the trustees of the Fund from time to time;

"TSX" means the Toronto Stock Exchange;

"ULC SHARES" means the common shares in the capital of the ULC; and

"U.S. NOTE" means the subordinated promissory note issued by CUSH in favour of the LLC.

1.2  EXHIBITS

     The following Exhibit is attached to this Agreement and forms part hereof:

Exhibit 1 - Plan of Arrangement

1.3  CONSTRUCTION

     In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular section, subsection or Exhibit;

(b) references to an "Article", "Section" or "Exhibit" are references to an Article, Section or Exhibit of or to this Agreement;

(c) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;

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                                       7


(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(g) each of the Parties acknowledges the obligations of the Fund and the Trust under this Agreement and that such obligations will not be personally binding upon any of the trustees of the Fund or the trustees of the Trust, any registered or beneficial holder of Fund Units, Special Voting Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund or the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund or the Trust, as the case may be, will be limited to, and satisfied only out of, the assets of the Fund or the Trust, as the case may be.

1.4  CURRENCY

     All references to currency herein are to lawful money of the United States unless otherwise specified.

                                    ARTICLE 2
                         REPRESENTATIONS AND WARRANTIES

2.1 MUTUAL REPRESENTATIONS AND WARRANTIES OF THE HOLDING GP, THE HOLDING PARTNERSHIP, CINRAM, NEWCO, THE ULC AND THE LLC

     The Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC each represents and warrants to each other and to the Fund and the Trust as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of the Holding GP, Cinram, and Newco (i) is a corporation duly incorporated or amalgamated and validly existing under the laws of its jurisdiction of incorporation, (ii) is duly qualified to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and (iii) on its behalf and, in the case of the Holding GP (in its capacity as the general partner of the Holding Partnership) on behalf of the Holding Partnership, has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

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                                        8


(b) the ULC (i) is an unlimited liability corporation duly incorporated and validly existing under the laws of the Province of Nova Scotia, (ii) is duly qualified to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such qualification, and (iii) has all requisite corporate power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(c) the Holding Partnership (i) is a limited partnership duly formed and validly existing under the laws of the Province of Manitoba, (ii) is duly registered to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such registration, and (iii) has all requisite power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(d) the LLC (i) is a limited liability corporation duly formed and validly existing under the laws of the State of Delaware, (ii) is duly registered to carry on its business in each jurisdiction where the conduct of its business is currently conducted and is presently proposed to be conducted, or the ownership, leasing or operation of its property and assets requires such registration, and (iii) has all requisite power and authority to carry on its business and to enter into and perform its obligations under this Agreement;

(e) the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Plan of Arrangement do not and will not:

     (i) result in the breach of, or violate any term or provision of, its articles or by-laws or other constating documents;

     (ii) conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence or permit to which it is a party or by which it is bound and which is material to it, or to which any material property of such Party is subject, or result in the creation of any Encumbrance upon any of its material assets under any such agreement, instrument licence or permit or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence or permit; or

     (iii) violate any provision of law or administrative regulation or any judicial or administrative award, judgment, order or decree applicable and known to it, the breach of which would have a material adverse effect on it;

(f) there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any Authority nor are there any existing facts or conditions which may reasonably be expected to form a proper basis for any actions, suits, proceedings or investigations, which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement;

(g) no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or proposed in respect of it;

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                                        9


(h) the execution and delivery of this Agreement, and the completion of the transactions contemplated herein and in the Plan of Arrangement have been duly approved by its board of directors (or, in the case of the Holding Partnership, by the board of directors of the Holding GP in its capacity as the general partner of the Holding Partnership) and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law; and

(i) there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any Authority nor are there any existing facts or conditions which may reasonably be expected to form a proper basis for any actions, suits, proceedings or investigations, which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement.

2.2  REPRESENTATIONS AND WARRANTIES OF CINRAM

     Cinram represents and warrants to and in favour of each of the Fund, the Trust, the Holding GP, the Holding Partnership, Newco, the ULC and the LLC as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) the authorized capital of Cinram consists of an unlimited number of Cinram Shares;

(b) as at March 27, 2006, the issued and outstanding share capital of Cinram consisted of 57,305,960 Cinram Shares; and

(c) at the date hereof, no Person holds any securities convertible into Cinram Shares or any other shares of Cinram or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Cinram, other than pursuant to Options to purchase 1,230,768 Cinram Shares granted to officers and directors of Cinram pursuant to the Stock Option Incentive Plan.

2.3  REPRESENTATIONS AND WARRANTIES OF THE FUND AND THE TRUST

     Each of the Fund and the Trust represents and warrants to and in favour of each of the other Parties as follows, and acknowledges that each of them is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of the Fund and the Trust is a trust duly settled and existing under the laws of the Province of Ontario and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

(b) the Fund currently has eleven (11) outstanding Fund Units, which are fully-paid and non-assessable and are owned legally and beneficially by the settlor of the Fund;

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                                       10


(c) the Trust currently has one outstanding Trust Unit, which is fully-paid and non-assessable and is owned legally and beneficially by the Fund; and

(d) neither the Fund nor the Trust has carried on any business since it was settled or undertaken any activity, other than as provided for herein and in the Plan of Arrangement.

2.4  REPRESENTATIONS AND WARRANTIES OF HOLDING GP

     Holding GP represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of Holding GP consists of an unlimited number of Holding GP Shares, of which one (1) Holding GP Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by the Fund;

(b) at the date hereof, no Person holds any securities convertible into Holding GP Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of Holding GP, except as contemplated by the Plan of Arrangement; and

(c) Holding GP has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation.

2.5  REPRESENTATIONS AND WARRANTIES OF NEWCO

     Newco represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of Newco consists of an unlimited number of Newco Shares, of which one (1) Newco Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by the ULC;

(b) at the date hereof, no Person holds any securities convertible into Newco Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of Newco, except as contemplated by the Plan of Arrangement; and

(c) Newco has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation.

2.6  REPRESENTATIONS AND WARRANTIES OF THE ULC

     The ULC represents and warrants to and in favour of each of the other Parties and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

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                                       11


(a) the authorized capital of the ULC consists of an unlimited number of ULC Shares, of which one (1) ULC Share is issued and outstanding, fully-paid and non-assessable and owned legally and beneficially by the Holding Partnership;

(b) at the date hereof, no Person holds any securities convertible into ULC Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued shares of the ULC, except as contemplated by the Plan of Arrangement; and

(c) The ULC has no non-cash assets and no liabilities and has not carried on any business since its date of incorporation.

2.7  REPRESENTATIONS AND WARRANTIES OF THE HOLDING PARTNERSHIP AND THE LLC

     Each of the Holding Partnership and the LLC represents and warrants to and in favour of each of the other Parties as follows, and acknowledges that each of them is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a) the authorized capital of the Holding Partnership consists of a 0.01% general partner interest and an unlimited number of Class A Holding Partnership Units and an unlimited number of Exchangeable LP Units, of which a 0.01% general partner interest and 10 Class A Holding Partnership Units are issued and outstanding, all of which are fully paid and non-assessable and are owned legally and beneficially by the Holding GP (in the case of the 0.01% general partner interest) and the Trust (in the case of the 10 Class A Holding Partnership Units);

(b) the authorized capital of the LLC consists of an unlimited number of membership interests all of which are owned legally and beneficially by Cinram;

(c) at the date hereof, no Person holds any securities convertible into Holding Partnership Units or LLC membership interests or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued Holding Partnership Units or LLC membership interests, except as contemplated by the Plan of Arrangement; and

(d) neither the Holding Partnership nor the LLC has non-cash assets or liabilities or has carried on any business since its date of formation, other than as provided herein and in the Plan of Arrangement.

                                    ARTICLE 3
                                    COVENANTS

3.1  GENERAL COVENANTS

     Each of the Parties covenants with the other Parties that it will:

(a) use commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on or before June 30, 2006;

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                                       12


(b) do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required, both prior to and following the Effective Date, to facilitate the carrying out of the intent and purposes of this Agreement; and

(c) use commercially reasonable efforts to cause each of the conditions precedent set forth in Article 4, which are within its control, to be satisfied on or prior to the Effective Date.

3.2  COVENANTS OF CINRAM

     Cinram hereby covenants and agrees with each of the other Parties that it will:

(a) until the Effective Date, not perform any act or enter into any transaction, nor permit Cinram or any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement;

(b)  apply to the Court for the Interim Order;

(c) solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, as soon as practicable, in consultation with the other Parties, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order and applicable law and, subject to receipt of the Interim Order, convene the Meeting as ordered by the Interim Order and conduct the Meeting in accordance with the Interim Order and as otherwise required by law;

(d) in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required to be filed by it and mail the same to the holders of Cinram Shares in accordance with the Interim Order and applicable law;

(e) ensure that the information set forth in the Information Circular relating to Cinram and its Subsidiaries, and their respective businesses and properties and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(f) without limiting the generality of any of the foregoing covenants, until the Effective Date:

     (i) except pursuant to the exercise of outstanding Options in accordance with the terms thereof prior to the date hereof, not issue any additional Cinram Shares or other securities or allow any of its Subsidiaries to issue any shares or other securities;

     (ii) not issue or enter into, or allow any of its Subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such Subsidiaries;

     (iii) except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its Subsidiaries as the same exist at the date of this Agreement;

(g) prior to the Effective Date, make application to list the Fund Units (including Fund Units to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options) on the TSX;

(h) prior to the Effective Date, make application to the Canadian securities regulatory authorities for such orders as may be necessary or desirable in connection with the Fund Units and other securities to be issued pursuant to the Arrangement;

(i) perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

     (i) the approval of holders of Cinram Shares required for the implementation of the Arrangement;

     (ii) the Interim Order and, subject to the obtaining of all required consents, orders, rulings and approvals (including, without limitation, required approvals of Shareholders), the Final Order;

     (iii) such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.1; and

     (iv) satisfaction of the other conditions precedent referred to in Section 4.1; and

(j)  upon issuance of the Final Order and subject to the conditions precedent in
     Article 4, forthwith proceed to file the Arrangement Filings in accordance with the CBCA.

3.3 COVENANTS OF THE FUND, THE TRUST, THE HOLDING GP, THE HOLDING PARTNERSHIP, NEWCO, THE ULC AND THE LLC

     Each of the Fund, the Trust, the Holding GP, the Holding Partnership, Newco, the ULC and the LLC hereby covenants and agrees with each of the other Parties that it will:

(a) until the Effective Date, not carry on business or undertake any activity, except as otherwise contemplated by this Agreement and the Plan of Arrangement;

(b) until the Effective Date, not perform any act or enter into any transaction, nor permit any of its Subsidiaries to perform any act or enter into any transaction, which interferes or is inconsistent with the completion of the Arrangement;

(c)  cooperate with and support Cinram in its application for the Interim Order;

(d) without limiting the generality of any of the foregoing covenants, until the Effective Date:

     (i) not issue any additional units, shares or other securities or allow any of its Subsidiaries to issue any units, shares or other securities;

     (ii) not issue or enter into, or allow any of its Subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its units, shares or other securities or those of such Subsidiaries; and

     (iii) except as specifically provided for hereunder, not alter or amend its articles, by-laws or other governing and constating documents, or those of its Subsidiaries, as the same exist at the date of this Agreement; and

(e) perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including (without limitation) using commercially reasonable efforts to obtain:

     (i) such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.1, and

     (ii) satisfaction of the other conditions precedent referred to in Section 4.1.

3.4  ADDITIONAL COVENANTS OF THE FUND

     The Fund hereby covenants and agrees with each of the other Parties that it will:

(a) prior to the Effective Date, cooperate with Cinram in making the application to list the Fund Units (including any Fund Units to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options) on the TSX; and

(b) authorize for issuance the Fund Units which are to be issued from time to time upon exchange of the Exchangeable LP Units and exercise of the Fund Options.

3.5  INTERIM ORDER

     As soon as practicable, Cinram shall apply to the Court pursuant to Section 192 of the CBCA for the Interim Order providing for, among other things, the calling and holding of the Meeting.

3.6  FINAL ORDER

     If the Interim Order and all Shareholder approvals as required in respect of the Arrangement are obtained, Cinram shall promptly thereafter take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and as soon as practicable following receipt of the Final Order, and subject to the satisfaction or waiver of the other conditions provided for in Article 4 hereof, Cinram shall file the Arrangement Filings to give effect to the Arrangement pursuant to the Final Order.

                                    ARTICLE 4
                                   CONDITIONS

4.1  MUTUAL CONDITIONS PRECEDENT

     The respective obligations of the Parties to complete the transactions contemplated by this Agreement and to file the Arrangement Filings in order to give effect to the Arrangement shall be subject to satisfaction of the following conditions:

(a) the Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast by the Shareholders, in person or by proxy, at the Meeting;

(b) the Final Order approving the Arrangement shall have been obtained from the Court in form and substance satisfactory to the parties to the Arrangement Agreement;

(c) the Articles of Arrangement, together with a copy of the Plan of Arrangement and the Final Order and such other materials as may be required by the Director, in form and substance satisfactory to the parties to the Arrangement Agreement, shall have been filed with the Director in accordance with subsection 192(6) of the CBCA;

(d) all necessary consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor approvals, opinions and orders, required for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received;

(e) no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Arrangement, there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the parties to the Arrangement Agreement shall have been issued and remain outstanding;

(f) none of the consents, orders, rulings, decisions, approvals, opinions or assurances required for the implementation of the Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties to the Arrangement Agreement;

(g) no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof, or which would have a material adverse effect upon Shareholders or the Fund Group if the Arrangement is completed;

(h) the conditional approval of the TSX of the listing of the Fund Units to be issued pursuant to the Arrangement (and upon exchange of the Exchangeable LP Units and Fund Options) shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(i)  the Pre-Arrangement Transactions shall have been completed;

(j) the board of directors of Cinram shall be satisfied, in its sole discretion, that the Post-Arrangement Transactions contemplated by this Agreement will occur;

(k)  no Shareholder shall have exercised his, her or its Dissent Rights;

(l) Shareholders who immediately prior to the Effective Time are not resident in Canada for the purposes of the Tax Act (based on reasonable evidence available to the board of directors of Cinram) and who are to receive Fund Units under the Arrangement shall not, immediately following Closing, own in excess of 40% of all then outstanding Fund Units; and

(m)  this Agreement shall not have been terminated under Article 5.

4.2  ADDITIONAL CONDITIONS TO OBLIGATIONS OF EACH PARTY

     The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Parties to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by them and that the representations and warranties of the other Parties shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.

4.3  MERGER OF CONDITIONS

     The conditions set out in this Article 4 shall be conclusively deemed to have been satisfied, waived or released on the filing by Cinram of the Arrangement Filings under the CBCA to give effect to the Plan of Arrangement.

                                    ARTICLE 5
                            AMENDMENT AND TERMINATION

5.1  AMENDMENT AND WAIVER

     This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by the unanimous written agreement of the Parties without, subject to applicable law, further notice to or authorization on the part of their respective shareholders, Fund Unitholders, members or partners, as the case may be. Without limiting the generality of the foregoing, any such amendment may:

(a) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties or satisfaction of any of the conditions precedent set forth in Article 4 of this Agreement;

(b) waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c) change the time for performance of any of the obligations, covenants or other acts of the Parties; or

(d) make such alterations in this Agreement as the Parties may consider necessary or desirable in connection with the Interim Order.

5.2  TERMINATION

     This Agreement may, at any time before or after the holding of the Meeting but prior to the filing of the Arrangement Filings giving effect to the Arrangement, be terminated by the mutual agreement of the Parties, without approval of the Shareholders. This Agreement shall terminate without any further action by the Parties if the Effective Date shall not have occurred on or before June 30, 2006.

5.3  EXCLUSIVITY

     None of the covenants of Cinram contained herein shall prevent the board of directors of Cinram from (i) responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving Cinram or any of its Subsidiaries, or (ii) make any disclosure to its Shareholders with respect thereto, which in the judgment of the board of directors of Cinram is required under applicable law.

                                    ARTICLE 6
                                     GENERAL

6.1  NOTICES

     Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand, will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this Section. Notices and other communications will be addressed, in the case of each party, to or care of:

          Cinram International Inc.
          2255 Markham Road
          Toronto, Ontario
          M1B 2W3

          Attention:     Lewis Ritchie
          Facsimile No.: (416) 352-7494

     with a copy to:

          Fogler, Rubinoff LLP
          1200-95 Wellington Street West
          Toronto, Ontario
          M5J 2Z9

          Attention:     Norman May
          Facsimile No.: (416) 941-8852

6.2  SEVERABILITY

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party to this Agreement. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

6.3  ENUREMENT

     This Agreement will be binding upon and enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns from time to time.

6.4  ASSIGNMENT

     This Agreement may not be assigned by any party to this Agreement without the prior written consent of each of the other parties.

     Notwithstanding anything to the contrary contained herein, each party to this Agreement shall have the right, without being released, to transfer or assign this Agreement to any third party as security for any bona fide financing or as security for any guarantee granted by such transferor in respect of the obligations of its Affiliates to such third party for any bona fide financing.

6.5  GOVERNING LAW

     This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

     Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

6.6  FOGLER, RUBINOFF LLP AND GOODMANS LLP ACTING FOR MORE THAN ONE PARTY

     Each of the parties to this Agreement has been advised and acknowledges that Fogler, Rubinoff LLP and Goodmans LLP are each acting as counsel to and jointly representing the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the LLC and certain of their Affiliates (each a "CLIENT" and, collectively, "CLIENTS"), and, in this role, information disclosed to that Fogler, Rubinoff LLP or Goodmans LLP by one Client will not be kept confidential and will be disclosed to all Clients and each of the parties to this Agreement consents to that Fogler, Rubinoff LLP and Goodmans LLP so acting. In addition, should a conflict arise between any Clients, that Fogler, Rubinoff LLP and Goodmans LLP may not be able to continue to act for any of such Clients.

6.7  TIME OF ESSENCE

     Time is of the essence in respect of this Agreement.

6.8  ENTIRE AGREEMENT

     This Agreement, the Plan of Arrangement and the other agreements contemplated hereby and thereby constitute the entire agreement between the parties to this Agreement pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its trustees, directors, officers, employees or agents, to any other Party or its trustees, directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

6.9  COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties.

6.10 FURTHER ASSURANCES

     Each of the Parties will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

6.11 LANGUAGE

     The Parties confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonte express que la presente entente ainsi que tous les documents et contrats s'y rattachant directement ou indirectement soient rediges en anglais.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement.

                                        CINRAM INTERNATIONAL INCOME FUND


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Peter G. White
                                        Title: Trustee


                                        CII TRUST


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Peter G. White
                                        Title: Trustee


                                        CINRAM INTERNATIONAL INC.


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Isidore Philosophe
                                        Title: Director and Chief Executive
                                               Officer


                                        CINRAM INTERNATIONAL GENERAL PARTNER
                                        INC.


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Peter G. White
                                        Title: Director, President and Secretary

                                        CINRAM INTERNATIONAL LIMITED
                                        PARTNERSHIP, BY ITS GENERAL PARTNER,
                                        CINRAM INTERNATIONAL GENERAL PARTNER
                                        INC.


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Peter G. White
                                        Title: Director, President and Secretary


                                        CINRAM ACQUISITION INC.


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Peter G. White
                                        Title: Director, President and Secretary


                                        CINRAM INTERNATIONAL ULC


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Peter G. White
                                        Title: Director, President and Secretary


                                        CINRAM INTERNATIONAL LLC


                                        Per: (signed)
                                             -----------------------------------
                                        Name: David Rubenstein
                                        Title: Director, President and Secretary

                                    EXHIBIT 1

             PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF SECTION 192
                                     OF THE
                        CANADA BUSINESS CORPORATIONS ACT

                                    ARTICLE 1
                                 INTERPRETATION

1.1  Definitions.

     In this Plan of Arrangement, the following terms have the following meanings:

     "AMALCO" means the corporation to be formed as a result of the amalgamation of Cinram and Newco contemplated by this Plan of Arrangement and to be known as "Cinram International Inc.";

     "AMALCO NOTES" means the one or more unsecured subordinated promissory notes issued by Amalco to the ULC pursuant to this Plan of Arrangement;

     "AMALCO SHARES" means the common shares in the capital of Amalco;

     "ANCILLARY RIGHTS" means, in respect of an Exchangeable LP Unit, the Exchange Rights and related Special Voting Units, collectively;

     "ARRANGEMENT", "HEREIN", "HEREOF", "HERETO", "HEREUNDER" and similar expressions mean and refer to the arrangement pursuant to Section 192 under the CBCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular Article, Section or other portion hereof;

     "ARRANGEMENT AGREEMENT" means the arrangement agreement dated March 28, 2006 among the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC, pursuant to which such parties have proposed to implement the Arrangement, as the same may be amended and/or restated from time to time;

     "ARRANGEMENT FILINGS" means a certified copy of the Final Order, together with this Plan of Arrangement, Articles of Arrangement, Notice of Registered Officers and Directors and Federal NUANS search for "Cinram International Inc." to be filed pursuant to the CBCA;

     "ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Shareholders at the Meeting;

     "BUSINESS DAY" means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Toronto, Ontario;

     "CBCA" means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended, including the regulations promulgated thereunder;

     "CERTIFICATE" means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to subsection 192(7) of the CBCA, giving effect to the Arrangement;

     "CINRAM" means Cinram International Inc., a corporation existing under the laws of Canada;

     "CINRAM SHARES" means the common shares in the capital of Cinram;

     "CLASS A HOLDING PARTNERSHIP UNITS" means the Class A limited partnership units of the Holding Partnership;

     "CLOSING" means the completion of the transactions contemplated by the Arrangement Agreement;

     "COURT" means the Ontario Superior Court of Justice;

     "CRA" means the Canada Revenue Agency;

     "DEPOSITARY" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;

     "DIRECTOR" has the meaning ascribed thereto in the CBCA;

     "DISSENT RIGHT" means the right of a Shareholder, pursuant to the Interim Order and Section 190 of the CBCA, to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, in accordance with Sections 190 of the CBCA, subject to and as modified by the Interim Order and Section 4.1 of this Plan of Arrangement and as described in the Information Circular;

     "DISSENTING SHAREHOLDER" means a registered holder of Cinram Shares who exercises such registered holder's right to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA and Section 4.1 of this Plan of Arrangement as described in the Information Circular;

     "EFFECTIVE DATE" means the effective date of the Arrangement pursuant to the Final Order and the Certificate;

     "EFFECTIVE TIME" means the time on the Effective Date at which the Arrangement is effective, as specified in the Arrangement Filings filed pursuant to the CBCA and the Final Order;

     "ELECTED NUMBER" means, in respect of an Electing Shareholder, the number of Shares the Electing Shareholder has specified to be transferred to the Holding Partnership in the Letter of Transmittal and Election Form delivered by such Electing Shareholder to the Depositary on or before the Election Deadline;

     "ELECTING SHAREHOLDER" means a Shareholder (other than an Excluded Shareholder) that elects to transfer Cinram Shares to the Holding Partnership in exchange for Exchangeable LP Units pursuant to, and in accordance with, the terms of this Arrangement;

     "ELECTION DEADLINE" means 5:00 p.m. (Toronto time) on the second last Business Day immediately preceding the date of the Meeting or, if such meeting is adjourned or postponed, such time on the second last Business Day immediately preceding the date of such adjourned or postponed meeting;

     "EXCHANGE AGREEMENT" means the exchange agreement to be entered into on the Effective Date substantially on the terms described in the Information Circular among the Fund, the Trust, the Holding Partnership, the Holding GP and each Person who from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of Exchangeable LP Units, as the same may be amended, supplemented or restated from time to time;

     "EXCHANGE RIGHTS" means the exchange rights set out in the Exchange Agreement and the Limited Partnership Agreement;

     "EXCHANGEABLE LP UNITS" means the Class B limited partnership units of the Holding Partnership;

     "EXCLUDED SHAREHOLDER" means a Shareholder that (i) is a Non-Resident; (ii) is a Tax Exempt Shareholder; (iii) is a partnership; or (iv) would acquire Exchangeable LP Units as a "tax shelter investment" for the purposes of the Tax Act or an interest in which is a "tax shelter investment" for the purposes of the Tax Act;

     "FINAL ORDER" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Section 192 of the CBCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

     "FUND" means Cinram International Income Fund, a trust established under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust;

     "FUND DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006, governing the Fund, as the same may be amended and/or restated from time to time;

     "FUND OPTION" means an option granted pursuant to this Plan of Arrangement in exchange for an Option, entitling the holder thereof to purchase one Fund Unit for an exercise price per Fund Unit equal to the exercise price per Cinram Share under the exchanged Option;

     "FUND UNIT" means a unit of the Fund (other than a Special Voting Unit) authorized and issued under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

     "HOLDING GP" means Cinram International General Partner Inc., a corporation existing under the laws of the Province of Ontario;

     "HOLDING PARTNERSHIP" means Cinram International Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba;

     "INFORMATION CIRCULAR" means the management proxy circular of Cinram relating to the Arrangement to be sent to Shareholders in connection with the Meeting;

     "INTERIM ORDER" means the interim order of the Court to be issued pursuant to the application referred to in Section 3.5 of the Arrangement Agreement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

     "LETTER OF TRANSMITTAL AND ELECTION FORM" means the Letter of Transmittal and Election Form enclosed with the Information Circular pursuant to which a Shareholder is required to deliver certificates representing Cinram Shares, and may elect to receive, on completion of the Arrangement, Fund Units or, unless such Shareholder is an Excluded Shareholder, Exchangeable LP Units or a combination of Fund Units and Exchangeable LP Units, for his, her or its Cinram Shares;

     "LIMITED PARTNERSHIP AGREEMENT" means the limited partnership agreement dated March 24, 2006 among the Holding GP, the Trust and the holders of the Exchangeable LP Units, as amended from time to time;

     "LLC" means Cinram International LLC, a limited liability corporation incorporated under the laws of the State of Delaware;

     "MAXIMUM NUMBER OF EXCHANGEABLE LP UNITS" means the maximum number of Exchangeable LP Units that may be issued by the Holding Partnership pursuant to this Arrangement, as determined by the Holding GP in its sole and absolute discretion, provided that the Maximum Number of Exchangeable LP Units shall in no event exceed 20% of the outstanding Cinram Shares immediately prior to Closing without the consent of the board of directors of the Holding General Partner;

     "MEETING" means the annual and special meeting of holders of Cinram Shares, and any adjournment(s) or postponement(s) thereof, to be held for the purpose of considering and, if thought fit, approving the Arrangement Resolution and other matters set out in the notice of meeting accompanying the Information Circular;

     "NEWCO" means Cinram Acquisition Inc., a corporation existing under the laws of Canada;

     "NEWCO NOTES" means the one or more unsecured subordinated promissory notes (in the aggregate principal amounts of $886 million) issued by Newco to the ULC pursuant to this Plan of Arrangement;

     "NEWCO SHARES" means the common shares in the capital of Newco;

     "NON-RESIDENT" means a Person who is not a resident of Canada within the meaning of the Tax Act;

     "OPTIONHOLDERS" means the holders of Options from time to time;

     "OPTIONS" means, collectively, all outstanding and unexpired options to acquire Cinram Shares issued pursuant to the Stock Option Incentive Plan;

     "PERSON" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

     "PLAN OF ARRANGEMENT" means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof;

     "SERIES 1 TRUST NOTES" means the series 1, unsecured, subordinated notes of the Trust issued pursuant to the Plan of Arrangement under the Trust Note Indenture;

     "SHAREHOLDERS" means the holders of Cinram Shares from time to time;

     "SPECIAL VOTING UNITS" means the special voting units of the Fund authorized and issued to the holders of Exchangeable LP Units (other than the Fund, the Trust and the Holding Partnership) under the Fund Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

     "SUBSIDIARY" has the meaning ascribed thereto in Section 1.2 National Instrument 45-106 Prospectus and Registration Exemptions on the date hereof;

     "TAX ACT" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

     "TAX EXEMPT SHAREHOLDER" means a Shareholder that is generally exempt from tax under Part I of the Tax Act;

     "TRUST" means the CII Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust;

     "TRUST DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006 governing the Trust, as the same may be amended and/or restated from time to time;

     "TRUST NOTE INDENTURE" means the note indenture to be entered into on the Effective Date between the Trust and Computershare Trust Company of Canada, pursuant to which the Trust will issue the Series 1 Trust Notes, as the same may be amended, supplemented or restated from time to time;

     "TRUST UNIT" means a unit authorized and issued under the Trust Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

     "ULC" means Cinram International ULC, an unlimited liability corporation existing under the laws of the Province of Nova Scotia; and

     "ULC SHARES" means the common shares in the capital of the ULC.

1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) references to "herein", "hereby", "hereunder", "hereof' and similar expressions are references to this Plan of Arrangement and not to any particular Section, subsection or Schedule;

(b) references to an "Article", "Section" or "Schedule" are references to an Article, Section or Schedule of or to this Plan of Arrangement;

(c) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;

(d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(g) each of the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, Newco, the ULC and the LLC acknowledges the obligations of the Fund and the Trust under this Agreement and that such obligations will not be personally binding upon any of the trustees of the Fund or the trustees of the Trust, any registered or beneficial holder of Fund Units, Special Voting Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund or the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund or the Trust, as the case may be, will be limited to, and satisfied only out of, the assets of the Fund or the Trust, as the case may be.

1.3 The following schedule to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.

     Schedule A - Amalco Article Provisions

1.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

                                    ARTICLE 2
                              ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Arrangement Filings in accordance with the CBCA and the Final Order, will, subject to section 4.1, become effective on, and be binding on and after the Effective Time on: the Fund, the Trust, the Holding GP, the Holding Partnership, Cinram, the Shareholders, the Optionholders, Newco, the ULC and the LLC.

2.3 The filing of the Arrangement Filings shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

                                    ARTICLE 3
                                   ARRANGEMENT

3.1 On the Effective Date, each of the events below will, except as otherwise expressly provided, be deemed to occur sequentially without further act or formality:

(a) the Cinram Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Date will be deemed to have been transferred to Cinram and cancelled and cease to be outstanding, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Cinram Shares;

(b) each issued and outstanding Cinram Share in respect of which an Electing Shareholder (who is not an Excluded Shareholder) has validly elected to receive an Exchangeable LP Unit (except, for greater certainty, any such Cinram Shares elected to be transferred in consideration for Exchangeable LP Units exceeding the Shareholder's pro rata allocation of the Maximum Number of Exchangeable LP Units) will be transferred to Holding Partnership in consideration for one Exchangeable LP Unit and related Ancillary Rights;

(c) each issued and outstanding Cinram Share not transferred to Holding Partnership under paragraph (b) will be transferred to the Fund in consideration for one Fund Unit;

(d) the Fund will transfer the Cinram Shares held by it to the Trust in consideration for Trust Units and Series 1 Trust Notes;

(e) the Trust will transfer the Cinram Shares held by it to Holding Partnership in consideration for Class A Holding Partnership Units;

(f) Holding Partnership will transfer the Cinram Shares held by it (which, at that time, will be all of the issued and outstanding Cinram Shares) to the ULC in consideration for ULC Shares pursuant to a joint election under
     Section 85 of the Tax Act;

(g) the ULC will transfer the Cinram Shares held by it to Newco in consideration for Newco Shares and the Newco Notes pursuant to a joint election under Section 85 of the Tax Act;

(h) Cinram and Newco (collectively, the "PREDECESSOR CORPORATIONS") will amalgamate pursuant to the laws of Canada to form Amalco, with the effect that:

     (i) all of the property of the predecessor corporations held immediately before the amalgamation (except any amounts receivable from any predecessor corporation or shares of any predecessor corporation) will become the property of Amalco;

     (ii) all of the liabilities of the predecessor corporations immediately before the amalgamation (except amounts payable to any predecessor corporation) will become liabilities of Amalco;

     (iii) all of the issued and outstanding Cinram Shares held by Newco immediately before the amalgamation will be cancelled without repayment of capital;

     (iv) the articles and by-laws of Amalco will be the same as the articles and by-laws of the Newco; and

     (v) the Newco Shares and the Newco Notes held by the ULC immediately before the amalgamation will become Amalco Shares and the Amalco Notes, respectively, by virtue of the amalgamation and the stated capital of the Amalco Shares will be equal to the stated capital of the Newco Shares immediately before such amalgamation; and

(i)  each Option will be exchanged for a Fund Option.

3.2 Subject to Section 3.3, with respect to the elections required to be made by a Shareholder in order to dispose of Cinram Shares pursuant to Section 3.1(b):

(a) each such Shareholder shall make such election by depositing with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, indicating such Shareholder's election, together with certificates representing such Shareholder's Cinram Shares; and

(b) any Shareholder who does not deposit with the Depositary a completed Letter of Transmittal and Election Form prior to the Election Deadline or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal and Election Form shall be deemed to have elected to dispose of Cinram Shares to the Fund pursuant to Section 3.1(c).

3.3 With respect to any election required to be made by a Shareholder in order to effect the transfer of Cinram Shares pursuant to Section 3.1(b), such Shareholder may so elect in respect of any portion of the aggregate number of Cinram Shares (excluding any fractions of a Cinram Share) held by such holder and otherwise satisfying the conditions to such election. In the event that the aggregate Elected Number of all Electing Shareholders is greater than the Maximum Number of Exchangeable LP Units, the Exchangeable LP Units will be allocated on a pro rata basis to each Electing Shareholder in accordance with the following formula: the Maximum Number of Exchangeable LP Units divided by the aggregate Elected Number of all Electing Shareholders multiplied by the Elected Number of the particular Electing Shareholder. Each Electing Shareholder will be deemed to have elected to exchange that number of Cinram Shares equal to the number of Exchangeable LP Units allocated to such Electing Shareholder and the balance of such Electing Shareholder's Cinram Shares shall be transferred to the Fund in exchange for Fund Units pursuant to Section 3.1(c).

3.4 With respect to each Shareholder (other than Dissenting Shareholders), on the Effective Date:

(a) upon the transfer of Cinram Shares to the Holding Partnership in consideration for Exchangeable LP Units and related Ancillary Rights pursuant to Section 3.1(b):

     (i) such former Shareholder shall be added to the registers of holders of Exchangeable LP Units and Special Voting Units, added as a party to the Limited Partnership Agreement and the Exchange Agreement and the name of such holder shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred; and

     (ii) the Holding Partnership shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares;

(b) upon the transfer of Cinram Shares to the Fund in consideration for Fund Units and an obligation of the Fund to issue and deliver one Unit for each Cinram Share so transferred pursuant to Section 3.1(b) or Section 3.1(c):

     (i) such former Shareholder shall be added to the register of holders of Fund Units and the name of such holder shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred; and

     (ii) the Fund shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares;

(c) upon the transfer of Cinram Shares by the Fund to the Trust in consideration for Trust Units and Series 1 Trust Notes pursuant to Section 3.1(d);

     (i) the Fund shall cease to be a holder of the Cinram Shares so transferred and the name of the Fund shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

     (ii) the Trust shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

     (iii) the Trust shall issue to the Fund the Trust Units and Series 1 Trust Notes issuable to the Fund on the basis set forth in Section 3.1(d) and the name of the Fund shall be added to the registers of holders of Trust Units and Series 1 Trust Notes;

(d) upon the transfer of Cinram Shares by the Trust to the Holding Partnership in consideration for Class A Holding Partnership pursuant to Section 3.1(e):

     (i) the Trust shall cease to be a holder of the Cinram Shares so transferred and the name of the Trust shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

     (ii) the Holding Partnership shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

     (iii) the Holding Partnership shall issue to the Trust the Class A Holding Partnership Units issuable to the Trust on the basis set forth in Section and the name of the Trust shall be added to the register of holders of Class A Holding Partnership Units;

(e) upon the transfer of Cinram Shares by the Holding Partnership to the ULC in consideration for ULC Shares pursuant to Section 3.1(f):

     (i) the Holding Partnership shall cease to be a holder of the Cinram Shares so transferred and the name of the Holding Partnership shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

     (ii) the ULC shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

     (iii) the ULC shall issue to the Holding Partnership the ULC Shares issuable to the Holding Partnership on the basis set forth in Section 3.1(f) and the name of the Holding Partnership shall be added to the register of holders of the ULC Shares;

(f) upon the transfer of Cinram Shares by the ULC to Newco in consideration for Newco Shares and the Newco Notes pursuant to Section 3.1(g);

     (i) the ULC shall cease to be a holder of the Cinram Shares so transferred and the name of the ULC shall be removed from the register of holders of Cinram Shares as it relates to the Cinram Shares so transferred;

     (ii) Newco shall become the holder of the Cinram Shares so transferred and shall be added to the register of holders of Cinram Shares; and

     (iii) Newco shall issue to the ULC the Newco Shares and the Newco Notes issuable to the ULC on the basis set forth in Section 3.1(g) and the name of the ULC shall be added to the registers of holders of the Newco Shares and the Newco Notes;

(g)  upon the amalgamation of Cinram and Newco pursuant to Section 3.1(h):

     (i) all of the Cinram Shares held by Newco immediately before the amalgamation shall be cancelled, and Newco shall be removed from the register of holders of Cinram Shares; and

     (ii) the Newco Shares and the Newco Notes will become Amalco Shares and the Amalco Notes on the basis set forth in Section 3.1(h), and the ULC shall be added to the register of holders of Amalco Shares; and

(h) upon the exchange of Options for Fund Options pursuant to Section 3.1(i), each holder of Options shall cease to be a holder of Options and the name of such former holder of Options shall be removed from the register of holders of Options as it relates to the Options so exchanged and the name of such former holder of Options shall be added to the register of holders of Fund Options.

3.5 A Shareholder, who is not an Excluded Shareholder, may elect to transfer Cinram Shares to the Partnership pursuant to Section 3.1(b). A holder who has transferred Cinram Shares pursuant to Section 3.1(b) shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of provincial income tax law) with respect thereto by providing two signed copies of the necessary election forms to the Holding Partnership within 60 days following the Effective Date, duly completed with the details of the number of Cinram Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and applicable provincial tax law), the election forms will be signed and one copy thereof shall be forwarded by mail to such former Shareholders within 30 days after the receipt thereof by the Holding Partnership for filing with the CRA (and/or the applicable provincial taxing authority). The Holding Partnership will not be responsible for the proper completion and filing of any election form, except for the obligation of the Holding Partnership to so sign and return election forms which are received by the Holding Partnership within 60 days of the Effective Date, and the Holding Partnership will not be responsible for any taxes, interest or penalties resulting from the failure by a former Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation).

                                    ARTICLE 4
                             DISSENTING SHAREHOLDERS

4.1 Each registered Shareholder shall have the right to dissent with respect to the Arrangement. The right of dissent will be effected in accordance with
     Section 190 of the CBCA, as modified by the Interim Order, and provided that a Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Cinram Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting Shareholder pursuant to Sections 3.1(b) and (c). A Dissenting Shareholder shall, on the Effective Date, be deemed to have transferred the holder's Cinram Shares to Cinram for cancellation and cease to have any rights as a Shareholder except that the Dissenting Shareholder shall be entitled to be paid the fair value of the holder's Cinram Shares. The fair value of the Cinram Shares shall be determined as at the point in time immediately prior to the Arrangement Resolution in accordance with
     Section 190 of the CBCA, but in no event shall Cinram or Amalco be required to recognize such Dissenting Shareholders as shareholders of Cinram or Amalco after the Effective Date, and the names of such holders shall be removed from the applicable register of shareholders. For greater certainty, in addition to any other restrictions in Section 190 of the CBCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. It is a condition of this Plan of Arrangement that no Dissent Rights be exercised in respect of the Cinram Shares.

                                    ARTICLE 5
                            OUTSTANDING CERTIFICATES

5.1 From and after the Effective Date, certificates formerly representing Cinram Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Cinram Shares represented by such certificates.

5.2 From the Effective Date, the option agreements providing for the Options shall become agreements providing for the Fund Options to which the holders thereof are entitled under the Arrangement.

5.3 The Fund shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Shareholder of a duly completed Letter of Transmittal and Election Form, and the certificates representing such Cinram Shares, either:

     (a) forward or cause to be forwarded by first class mail (postage prepaid) to such former Shareholder at the address specified in the Letter of Transmittal; or

     (b) if requested by such Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Shareholder,

     certificates representing the number of Fund Units and/or Exchangeable LP Units issued to such holder or to which such holder is entitled pursuant to the Arrangement.

5.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Cinram Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Fund, the Holding Partnership and Cinram and their respective transfer agents, which bond is in form and substance satisfactory to each of the Fund, the Holding Partnership and Cinram, and their respective transfer agents, or shall otherwise indemnify the Fund, the Holding Partnership and Cinram and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5 Subject to any applicable escheat laws, any certificate formerly representing Cinram Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Cinram Shares to receive Fund Units and/or Exchangeable LP Units together with Ancillary Rights contemplated by Sections 3.1(b) and/or (c). Fund Units, Exchangeable LP Units and Ancillary Rights issued or made pursuant to the Arrangement shall be deemed to be surrendered to the Fund (in the case of the Fund Units contemplated by Section 3.1(c)) and to the Holding Partnership and the Fund (in the case of the Exchangeable LP Units and Special Voting Units contemplated by Section 3.1(b)), together with all distributions thereon held for such holder.

5.6 No certificates representing fractional Fund Units, Exchangeable LP Units or Special Voting Units shall be issued pursuant to this Plan of Arrangement.

                                    ARTICLE 6
                                   AMENDMENTS

6.1 The parties to the Arrangement Agreement may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Cinram Shares if and as required by the Court.

6.2 Any amendment of, modification to or supplement to this Plan of Arrangement may be proposed by Cinram at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Shareholders at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco and the LLC, provided that it concerns a matter which, in the reasonable opinion of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco is of an administrative nature or required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Fund, the Trust, the Holding GP, the Holding Partnership, Amalco or any former Shareholder or Optionholder.

                                   SCHEDULE A

                            AMALCO ARTICLE PROVISIONS

NAME OF AMALGAMATED CORPORATION

The name of the Amalgamated Corporation shall be Cinram International Inc.

REGISTERED OFFICE

The registered office of the Amalgamated Corporation shall be located at 2255 Markham Road Toronto, Ontario M1B 2W3 in the City of Toronto, in the Province of Ontario.

BOARD OF DIRECTORS

(a) The board of directors of the Amalgamated Corporation shall consist of a minimum of one (1) and a maximum of twenty (20) directors. The first directors of the Amalgamated Corporation shall be the persons whose name, address and resident Canadian status is as set out below:

       NAME             RESIDENCE ADDRESS     CANADIAN STATUS
       ----             -----------------     ---------------
Robert B. Jamieson   113 Meadow Wood Dr.             No
                     Greenwich, CT
                     06830

Norman May           18 Lower Village Gate          Yes
                     PH 707
                     Toronto, Ontario
                     M5P 3M1

Nadir H. Mohamed     52 Boswell Avenue              Yes
                     Toronto, Ontario
                     M5R 1M4

Isidore Philosophe   8 Sultan Street                Yes
                     Suite 801
                     Toronto, Ontario
                     M5S 1L7

John R. Preston      1600 NW 163-3rd Street          No
                     Miami, Florida
                     33169

                                      -A2-


Michael P. Sherman   145 East 76th Street            No
                     Apartment 8A
                     New York, New York
                     10021-2843

(b) The directors shall hold office until the first annual meeting of the Amalgamated Corporation or their successors are elected or appointed. Subsequent directors of the Amalgamated Corporation shall be elected in accordance with the provisions of the CBCA.

RESTRICTIONS ON BUSINESS AND POWERS

There are no restrictions on the business that the Amalgamated Corporation may carry on or on the powers that the Amalgamated Corporation may exercise.

AUTHORIZED CAPITAL

Unlimited number of Common Shares.

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO COMMON SHARES

The Common Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

The holders of the Common Shares shall be entitled to:

(a) one vote for each Common Share held at all meetings of shareholders of the Amalgamated Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

(b) receive any dividend declared by the Amalgamated Corporation in respect of the Common Shares; and

(c) receive the remaining property of the Amalgamated Corporation upon dissolution.

No share of the Amalgamated Corporation shall be transferred without:

(a) either the express consent of the Board of Directors evidenced by a resolution passed at a meeting of directors by the affirmative vote of not less than a majority of the directors or by instrument or instruments in writing signed by all of the directors; or

(b) the express consent of the shareholders of the Amalgamated Corporation expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of all of the shares.

OTHER PROVISIONS

The following provisions shall be applicable to the Amalgamated Corporation:

                                      -A3-


(a) The number of shareholders of the Amalgamated Corporation, exclusive of persons who are in the employment of the Amalgamated Corporation, and exclusive of persons who, having been formerly in the employment of the Amalgamated Corporation, were, while in that employment, and have continued after termination of that employment to be, shareholders of the Amalgamated Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for securities of the Amalgamated Corporation is prohibited.

(c) The Amalgamated Corporation shall have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Amalgamated Corporation.

(d) The holders of any fractional shares issued by the Amalgamated Corporation shall be entitled to exercise voting rights and to receive dividends in respect of each such fractional share.

(e) The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.